UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-52040
 CUSIP Number:  042150 102
(Check One):
☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For period ended:     March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Armada Oil, Inc.

Former Name if Applicable:	n/a

Address of Principal Executive Office:	5220 Spring Valley Road, Suite 615

City, State and Zip Code:	Dallas, TX 75254

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)           The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense due to the substantial time and effort required to incorporate the books and records of Armada Oil, Inc. into the legacy accounting books and records of Mesa Energy Holdings, Inc.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Adam S. Gottbetter	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes                      ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant’s financial statements for the three month period ended March 31, 2013 are expected to change significantly from the comparable period of 2012.  The following estimates of income and expense for the period ended March 31, 2013 are preliminary and may change materially upon filing of the 10-Q.

The registrant generated estimated revenues of $3,438,838 for the three months ended March 31, 2013 compared to $4,394,812 for the three months ended March 31, 2012.

The registrant incurred estimated operating expenses of $6,219,877 for the three months ended March 31, 2013 compared to $3,646,767 for the three months ended March 31, 2012.

The registrant incurred other expense (net of other income) of $606,677 for the three months ended March 31, 2013 compared to $1,767,655 for the three months ended March 31, 2012.

The registrant incurred a net loss before income taxes of $3,387,716 for the three months ended March 31, 2013, compared to $1,019,610 for the three months ended March 31, 2012.

The registrant incurred a net loss after income taxes of $1,994,541 ($0.04 per basic and diluted common share) for the three months ended March 31, 2013, compared to a net loss of $665,762 ($0.01 per basic and diluted common share) for the three months ended March 31, 2012.

Armada Oil, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  May 14, 2013                                                        By:        /s/Rachel L. Dillard
Name:  Rachel L. Dillard
Title:  Chief Financial Officer